

A.M. Best Rating Services, Inc.
2019 Ratings Performance Measurement Statistics for Exhibit 1 Form NRSRO



A.M. BEST RATING SERVICES, INC.



Table 1

Insurance Companies (Financial Strength Ratings) – 1-Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)													Other Outcomes During 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	195	97.9%		0.5%													1.5%
A+	638		96.2%	1.7%													2.0%
A	1357		2.0%	93.8%	2.1%	0.1%											2.1%
A-	858			5.0%	90.3%	2.2%	0.1%										2.3%
B++	255			0.4%	9.8%	81.2%	2.0%	1.2%							0.8%		4.7%
B+	109		0.9%		1.8%	14.7%	66.1%	4.6%		0.9%							11.0%
B	53					13.2%		77.4%	1.9%	1.9%					1.9%		3.8%
B-	14					28.6%	21.4%	28.6%	14.3%								7.1%
C++	15								6.7%	46.7%	6.7%	13.3%					26.7%
C+	7									14.3%	71.4%						14.3%
C	5										20.0%	20.0%					60.0%
C-	4												75.0%				25.0%
D	0																
Total	3,510																

*Category Not Applicable to Insurance Companies



Table 2

Insurance Companies (Financial Strength Ratings) – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)													Other Outcomes During 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	204	92.2%	2.5%	0.5%													4.9%
A+	564		90.2%	5.9%		0.2%											3.7%
A	1341	0.1%	7.3%	80.9%	6.5%	0.4%											4.8%
A-	870		0.9%	17.5%	69.8%	3.6%	0.3%								0.5%		7.5%
B++	265		1.1%	1.1%	23.8%	54.0%	4.2%	2.6%		0.4%		0.8%			0.8%		11.3%
B+	146		1.4%	0.7%	9.6%	24.0%	36.3%	5.5%									22.6%
B	81				7.4%	11.1%	8.6%	37.0%	2.5%	3.7%	4.9%		1.2%		1.2%		22.2%
B-	15					33.3%	20.0%	6.7%	6.7%	6.7%							26.7%
C++	18						5.6%	16.7%	27.8%						11.1%		38.9%
C+	3									33.3%	33.3%	33.3%					
C	1					100.0%											
C-	3										33.3%		33.3%				33.3%
D	2																100.0%
Total	3,513																

*Category Not Applicable to Insurance Companies



Table 3
Insurance Companies (Financial Strength Ratings) – 10-Year Transition and Default Rates
(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)													Other Outcomes During 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	A++	A+	A	A-	B++	B+	B	B-	C++	C+	C	C-	D	Default	Paid off*	Withdrawn (other)
A++	111	73.9%	7.2%	0.9%													18.0%
A+	562	13.5%	54.8%	16.2%	2.5%	0.7%											12.3%
A	1139	0.4%	15.7%	55.5%	6.1%	1.6%	0.2%	0.1%		0.2%					0.1%		20.1%
A-	1014	0.1%	5.6%	29.1%	34.3%	3.6%	0.2%								0.6%		26.4%
B++	363	0.6%	1.4%	9.6%	30.0%	15.2%	5.2%	1.9%	0.3%	0.3%					1.7%		33.9%
B+	232	0.4%		8.2%	8.2%	13.8%	10.8%	4.3%					0.4%		0.4%		53.4%
B	93		1.1%	2.2%	19.4%	8.6%	4.3%	8.6%	1.1%	4.3%	4.3%				1.1%		45.2%
B-	48		6.3%		2.1%	4.2%	8.3%	2.1%	2.1%		2.1%	2.1%			8.3%		62.5%
C++	16					18.8%					6.3%				6.3%		68.8%
C+	6					16.7%				16.7%	16.7%				16.7%		33.3%
C	3																100.0%
C-	1												100.0%				
D	5														20.0%		80.0%
Total	3,593																

*Category Not Applicable to Insurance Companies



Table 4

Insurance Companies (Issuer Credit Ratings) – 1-Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	31	100.0%																							
aa+	164		97.6%				0.6%																		1.8%
aa	197			98.5%		0.5%																			1.0%
aa-	441			2.3%	93.0%	1.1%	1.1%																		2.5%
a+	518				3.7%	88.6%	4.2%	0.6%																	2.9%
a	839				1.0%	7.7%	86.7%	3.0%		0.1%															1.5%
a-	858						5.0%	90.3%	1.9%	0.3%	0.1%														2.3%
bbb+	137					0.7%		16.1%	73.0%	5.8%	1.5%												1.5%		1.5%
bbb	118							2.5%	11.0%	72.9%	2.5%	1.7%	0.8%												8.5%
bbb-	109				0.9%			1.8%	0.9%	13.8%	66.1%	3.7%	0.9%		0.9%										11.0%
bb+	35										20.0%	68.6%	2.9%		2.9%								2.9%		2.9%
bb	18											5.6%	83.3%	5.6%											5.6%
bb-	14								28.6%				21.4%	28.6%			14.3%								7.1%
b+	6													16.7%	33.3%		16.7%								33.3%
b	9															55.6%			22.2%						22.2%
b-	7															14.3%	71.4%								14.3%
ccc+	1																	100.0%							
ccc	4																		25.0%						75.0%
ccc-	1																			100.0%					
cc	3																			66.7%					33.3%
c	0																								
Total	3,510																								

*Category Not Applicable to Insurance Companies



Table 5

Insurance Companies (Issuer Credit Ratings) – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2019 (Percent). Other Outcomes During 12/31/2016-12/31/2019 (Percent): Default, Paid Off*, Withdrawn (Other).

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
aaa	32	96.9%																							3.1%
aa+	172		91.3%	1.2%	1.7%	0.6%																			5.2%
aa	94			90.4%	6.4%																				3.2%
aa-	470			21.7%	67.2%	5.1%	1.9%			0.2%															3.8%
a+	393		0.3%	2.0%	16.3%	65.4%	6.6%	1.8%																	7.6%
a	948			0.1%	2.6%	22.0%	62.6%	8.4%	0.3%	0.2%															3.7%
a-	870				0.9%	2.0%	15.5%	69.8%	2.5%	1.0%	0.3%												0.5%		7.5%
bbb+	144				0.7%	0.7%	1.4%	31.9%	42.4%	6.3%	2.1%	0.7%	0.7%		0.7%				1.4%				0.7%		10.4%
bbb	121				1.7%			14.0%	19.8%	40.5%	6.6%	3.3%	0.8%										0.8%		12.4%
bbb-	146				1.4%	0.7%		9.6%	6.2%	17.8%	36.3%	4.8%	0.7%												22.6%
bb+	50							12.0%	6.0%	12.0%	14.0%	24.0%	6.0%		6.0%					2.0%					18.0%
bb	31											12.9%	35.5%	6.5%			12.9%						3.2%		29.0%
bb-	15										33.3%		20.0%	6.7%	6.7%		6.7%								26.7%
b+	10												10.0%	20.0%									10.0%		60.0%
b	8													12.5%	12.5%	50.0%							12.5%		12.5%
b-	3															33.3%	33.3%	33.3%							
ccc+	1										100.0%														
ccc	0																								
ccc-	0																								
cc	3																		33.3%	33.3%					33.3%
c	2																								100.0%
Total	3,513																								

*Category Not Applicable to Insurance Companies



Table 6

Insurance Companies (Issuer Credit Ratings) – 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off*	Withdrawn (Other)
								Credit Ratings as of 12/31/2019 (Percent)																	Other Outcomes During 12/31/2009-12/31/2019 (Percent)
aaa	28	89.3%																							10.7%
aa+	83		68.7%	7.2%	2.4%		1.2%																		20.5%
aa	105		3.8%	62.9%	10.5%		2.9%	1.9%																	18.1%
aa-	457		15.8%	10.9%	39.6%	13.1%	6.1%	2.6%	0.4%	0.4%															10.9%
a+	316		0.9%	10.8%	18.7%	35.1%	5.4%	2.2%	1.3%	0.3%	0.3%														25.0%
a	823		0.2%	2.2%	8.3%	22.5%	38.8%	7.7%	1.0%	0.6%	0.1%	0.1%				0.2%							0.1%		18.2%
a-	1014		0.1%	0.6%	5.0%	6.8%	22.3%	34.3%	2.4%	1.3%	0.2%												0.6%		26.4%
bbb+	149				2.0%	1.3%	15.4%	24.8%	9.4%	7.4%	5.4%	0.7%	2.7%	0.7%											30.2%
bbb	214		0.9%	0.5%	0.5%	1.9%	2.8%	33.6%	5.1%	8.9%	5.1%	0.9%				0.5%							2.8%		36.4%
bbb-	232		0.4%			0.9%	7.3%	8.2%	4.3%	9.5%	10.8%	3.0%	1.3%							0.4%			0.4%		53.4%
bb+	51						2.0%	11.8%	7.8%	3.9%	3.9%	3.9%	5.9%				7.8%						2.0%		51.0%
bb	42				2.4%	2.4%		28.6%		4.8%	4.8%	2.4%	4.8%	2.4%			9.5%								38.1%
bb-	48				6.3%			2.1%	4.2%		8.3%	2.1%		2.1%			2.1%	2.1%					8.3%		62.5%
b+	4										25.0%														75.0%
b	12								8.3%	8.3%							8.3%								66.7%
b-	6								16.7%							16.7%	16.7%						16.7%		33.3%
ccc+	0																								
ccc	3																								100.0%
ccc-	0																								
cc	1																			100.0%					
c	5																						20.0%		80.0%
Total	3,593																								

*Category Not Applicable to Insurance Companies



Table 7

Insurance Companies* (Short-Term Ratings) – 1-Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)					Other Outcomes During 12/31/2018 -12/31/2019 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	8	100.0%							
AMB-1	10		100.0%						
AMB-2	4			75.0%				25.0%	
AMB-3	0								
AMB-4	0								
Total	22								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



Table 8

Insurance Companies* (Short-Term Ratings) – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)					Other Outcomes During 12/31/2016 -12/31/2019 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	8	100.0%							
AMB-1	12	8.3%	75.0%					16.7%	
AMB-2	6		16.7%	50.0%				33.3%	
AMB-3	0								
AMB-4	0								
Total	26								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



Table 9

Insurance Companies* (Short-Term Ratings) – 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)					Other Outcomes During 12/31/2009 -12/31/2019 (Percent)		
Rating	Number of Ratings Outstanding	AMB-1+	AMB-1	AMB-2	AMB-3	AMB-4	Default	Paid off	Withdrawn (other)
AMB-1+	7	57.1%						42.9%	
AMB-1	12	33.3%	50.0%					16.7%	
AMB-2	6		50.0%	16.7%				33.3%	
AMB-3	0								
AMB-4	0								
Total	25								

*This table covers all A.M. Best short-term ratings issued at both the insurance operating and holding company levels



Table 10

Corporate Issuers – 1-Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	5					100.0%																			
a	17						100.0%																		
a-	38						2.6%	86.8%	2.6%																7.9%
bbb+	28							7.1%	75.0%	10.7%															7.1%
bbb	34								8.8%	85.3%	2.9%														2.9%
bbb-	39									2.6%	87.2%	2.6%													7.7%
bb+	4											50.0%													50.0%
bb	4												50.0%												50.0%
bb-	0																								
b+	0																								
b	3														33.3%	66.7%									
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	1																				100.0%				
c	1																								100.0%
Total	177																								

*Category Applicable to Insurance-Linked Securities



Table 11

Corporate Issuers – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																					Other Outcomes During 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	0																								
aa-	0																								
a+	6					83.3%																			16.7%
a	9						100.0%																		
a-	44						15.9%	68.2%	4.5%	2.3%															9.1%
bbb+	22							22.7%	45.5%	13.6%															18.2%
bbb	47								19.1%	44.7%	6.4%														29.8%
bbb-	33									12.1%	75.8%	3.0%													9.1%
bb+	4										50.0%	25.0%													25.0%
bb	6											16.7%	33.3%												50.0%
bb-	3														66.7%										33.3%
b+	0																								
b	1														100.0%										
b-	1																								100.0%
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	1																				100.0%				
c	0																								
Total	180																								

*Category Applicable to Insurance-Linked Securities



Table 12

Corporate Issuers – 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																						Other Outcomes During 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off *	Withdrawn (Other)
aaa	2	100.0%																							
aa+	1		100.0%																						
aa	3																								100.0%
aa-	4																								100.0%
a+	3						33.3%																		66.7%
a	14						57.1%	14.3%		7.1%															21.4%
a-	37					13.5%	10.8%	45.9%	10.8%		2.7%														16.2%
bbb+	26						3.8%	23.1%	23.1%	3.8%	3.8%														42.3%
bbb	56						1.8%	8.9%	10.7%	19.6%	3.6%				1.8%										53.6%
bbb-	51								5.9%	7.8%	21.6%	2.0%													62.7%
bb+	9										11.1%	11.1%			11.1%										66.7%
bb	10							10.0%					10.0%										10.0%		70.0%
bb-	8																								100.0%
b+	0																								
b	5																								100.0%
b-	3									33.3%											33.3%				33.3%
ccc+	0																								
ccc	2																								100.0%
ccc-	0																								
cc	0																								
c	1																								100.0%
Total	235																								

*Category Applicable to Insurance-Linked Securities



Table 13
Asset-Backed Securities: RMBS*– 1-Year Transition and Default Rates
(December 31, 2018 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 14
Asset-Backed Securities: RMBS*– 3-Year Transition and Default Rates
(December 31, 2016 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 15
Asset-Backed Securities: RMBS*– 10-Year Transition and Default Rates
(December 31, 2009 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 16
Asset-Backed Securities: CMBS*– 1-Year Transition and Default Rates
(December 31, 2018 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 17
Asset-Backed Securities: CMBS*– 3-Year Transition and Default Rates
(December 31, 2016 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 18

Asset-Backed Securities: CMBS*– 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 19
Asset-Backed Securities: CLOs*– 1-Year Transition and Default Rates
(December 31, 2018 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 20
Asset-Backed Securities: CLOs*– 3-Year Transition and Default Rates
(December 31, 2016 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 21
Asset-Backed Securities: CLOs* – 10-Year Transition and Default Rates
(December 31, 2009 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 22
Asset-Backed Securities: CDOs – 1-Year Transition and Default Rates
(December 31, 2018 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 23

Asset-Backed Securities: CDOs – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	1																							100.0%	
aa+	1																							100.0%	
aa	0																								
aa-	0																								
a+	3																							100.0%	
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	0																								
bb-	0																								
b+	3																							100.0%	
b	0																								
b-	0																								
ccc+	1																							100.0%	
ccc	0																								
ccc-	2																							100.0%	
cc	0																								
c	2																							100.0%	
Total	13																								



A.M. BEST RATING SERVICES, INC.

Table 24

Asset-Backed Securities: CDOs – 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

Credit Ratings as of 12/31/2009		Credit Ratings as of 12/31/2019 (Percent)																						Other Outcomes During 12/31/2009-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	19																							100.0%	
aa+	0																								
aa	3																							100.0%	
aa-	2																							100.0%	
a+	0																								
a	3																							100.0%	
a-	0																								
bbb+	3																							100.0%	
bbb	0																								
bbb-	4																							100.0%	
bb+	0																								
bb	5																							100.0%	
bb-	3																							100.0%	
b+	1																							100.0%	
b	5																							100.0%	
b-	1																							100.0%	
ccc+	0																								
ccc	1																							100.0%	
ccc-	1																							100.0%	
cc	0																								
c	0																								
Total	51																								



Table 25
Asset-Backed Securities: ABCP– 1-Year Transition and Default Rates*
(December 31, 2018 through December 31, 2019)

* No ratings associated with this subclass of credit ratings for this term



Table 26
Asset-Backed Securities: ABCP– 3-Year Transition and Default Rates*
(December 31, 2016 through December 31, 2019)

* No ratings associated with this subclass of credit ratings for this term



Table 27
Asset-Backed Securities: ABCP– 10-Year Transition and Default Rates*
(December 31, 2009 through December 31, 2019)

* No ratings associated with this subclass of credit ratings for this term



Table 28
Asset-Backed Securities: Other ABS*– 1-Year Transition and Default Rates
(December 31, 2018 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 29

Asset-Backed Securities: Other ABS*– 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

* No ratings associated with this credit rating subclass



Table 30

Asset-Backed Securities: Other ABS*– 10-Year Transition and Default Rates

(December 31, 2009 through December 31, 2019)

* No ratings associated with this credit rating subclass


A.M. BEST RATING SERVICES, INC.

Table 31

Asset-Backed Securities: Other SFPs* – 1-Year Transition and Default Rates

(December 31, 2018 through December 31, 2019)

Credit Ratings as of 12/31/2018		Credit Ratings as of 12/31/2019 (Percent)																						Other Outcomes During 12/31/2018-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	2		100.0%																						
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	1										100.0%														
bb+	0																								
bb	0																								
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								

*The products included in this subclass relate to life settlements, annuities and structured settlements.



Table 32

Asset-Backed Securities: Other SFPs* – 3-Year Transition and Default Rates

(December 31, 2016 through December 31, 2019)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2019 (Percent)																						Other Outcomes During 12/31/2016-12/31/2019 (Percent)		
Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	2		50.0%																					50.0%	
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	1										100.0%														
bb+	0																								
bb	0																								
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	5																								

*The products included in this subclass relate to life settlements, annuities and structured settlements.



Table 33

Asset-Backed Securities: Other SFPs* – 10-Year Transition and Default Rates**

(December 31, 2009 through December 31, 2019)

Credit Rating	Number of Ratings Outstanding	aaa	aa+	aa	aa-	a+	a	a-	bbb+	bbb	bbb-	bb+	bb	bb-	b+	b	b-	ccc+	ccc	ccc-	cc	c	Default	Paid Off	Withdrawn (Other)
aaa	2	100.0%																							
aa+	0																								
aa	0																								
aa-	0																								
a+	0																								
a	0																								
a-	0																								
bbb+	0																								
bbb	0																								
bbb-	0																								
bb+	0																								
bb	1										100.0%														
bb-	0																								
b+	0																								
b	0																								
b-	0																								
ccc+	0																								
ccc	0																								
ccc-	0																								
cc	0																								
c	0																								
Total	3																								

Credit Ratings as of 12/31/2009 | Credit Ratings as of 12/31/2019 (Percent) | Other Outcomes During 12/31/2009-12/31/2019 (Percent)

*The products included in this subclass relate to life settlements, annuities and structured settlements



Definition of Rating Symbols

See below for a description and scale of Best's rating categories and symbols

Best's Financial Strength Rating (FSR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Superior	A+	A++	Assigned to insurance companies that have, in our opinion, a superior ability to meet their ongoing insurance obligations.
Excellent	A	A-	Assigned to insurance companies that have, in our opinion, an excellent ability to meet their ongoing insurance obligations.
Good	B+	B++	Assigned to insurance companies that have, in our opinion, a good ability to meet their ongoing insurance obligations.
Fair	B	B-	Assigned to insurance companies that have, in our opinion, a fair ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Marginal	C+	C++	Assigned to insurance companies that have, in our opinion, a marginal ability to meet their ongoing insurance obligations. Financial strength is vulnerable to adverse changes in underwriting and economic conditions.
Weak	C	C-	Assigned to insurance companies that have, in our opinion, a weak ability to meet their ongoing insurance obligations. Financial strength is very vulnerable to adverse changes in underwriting and economic conditions.
Poor	D	-	Assigned to insurance companies that have, in our opinion, a poor ability to meet their ongoing insurance obligations. Financial strength is extremely vulnerable to adverse changes in underwriting and economic conditions.

Each Best's Financial Strength Rating Category from "A+" to "C" includes a Rating Notch to reflect a gradation of financial strength within the category. A Rating Notch is expressed with either a second plus "+" or a minus "-".

Financial Strength Non-Rating Designations:

Designation Symbols	Designation Definitions
E	Status assigned to insurers that are publicly placed, via court order into conservation or rehabilitation, or the international equivalent, or in the absence of a court order, clear regulatory action has been taken to delay or otherwise limit policyholder payments.
F	Status assigned to insurers that are publicly placed via court order into liquidation after a finding of insolvency, or the international equivalent.
S	Status assigned to rated insurance companies to suspend the outstanding FSR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
NR	Status assigned to insurance companies that are not rated; may include previously rated insurance companies or insurance companies that have never been rated by AM Best.



Best's Long-Term Issuer Credit Rating (ICR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to entities that have, in our opinion, an exceptional ability to meet their ongoing senior financial obligations.
Superior	aa	aa+ / aa-	Assigned to entities that have, in our opinion, a superior ability to meet their ongoing senior financial obligations.
Excellent	a	a+ / a-	Assigned to entities that have, in our opinion, an excellent ability to meet their ongoing senior financial obligations.
Good	bbb	bbb+ / bbb-	Assigned to entities that have, in our opinion, a good ability to meet their ongoing senior financial obligations.
Fair	bb	bb+ / bb-	Assigned to entities that have, in our opinion, a fair ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Marginal	b	b+ / b-	Assigned to entities that have, in our opinion, a marginal ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Weak	ccc	ccc+ / ccc-	Assigned to entities that have, in our opinion, a weak ability to meet their ongoing senior financial obligations. Credit quality is vulnerable to adverse changes in industry and economic conditions.
Very Weak	cc	-	Assigned to entities that have, in our opinion, a very weak ability to meet their ongoing senior financial obligations. Credit quality is very vulnerable to adverse changes in industry and economic conditions.
Poor	c	-	Assigned to entities that have, in our opinion, a poor ability to meet their ongoing senior financial obligations. Credit quality is extremely vulnerable to adverse changes in industry and economic conditions.

* Best's Long-Term Issuer Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).

Best's Short-Term Issuer Credit Rating (ICR) Scale:

Rating Categories	Rating Symbols	Category Definitions
Strongest	AMB-1+	Assigned to entities that have, in our opinion, the strongest ability to repay their short-term financial obligations.
Outstanding	AMB-1	Assigned to entities that have, in our opinion, an outstanding ability to repay their short-term financial obligations.
Satisfactory	AMB-2	Assigned to entities that have, in our opinion, a satisfactory ability to repay their short-term financial obligations.
Adequate	AMB-3	Assigned to entities that have, in our opinion, an adequate ability to repay their short-term financial obligations; however, adverse industry or economic conditions likely will reduce their capacity to meet their financial commitments.
Questionable	AMB-4	Assigned to entities that have, in our opinion, questionable credit quality and are vulnerable to adverse economic or other external changes, which could have a marked impact on their ability to meet their financial commitments.



A.M. Best Rating Services, Inc.

Long- and Short-Term Issuer Credit Non-Rating Designations:

Designation Symbols	Designation Definitions
d	Status assigned to entities (excluding insurers) that are in default or when a bankruptcy petition or similar action has been filed and made public.
e	Status assigned to insurers that are publicly placed, via court order into conservation or rehabilitation, or the international equivalent, or in the absence of a court order, clear regulatory action has been taken to delay or otherwise limit policyholder payments.
f	Status assigned to insurers that are publicly placed via court order into liquidation after a finding of insolvency, or the international equivalent.
s	Status assigned to rated entities to suspend the outstanding ICR when sudden and significant events impact operations and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to entities that are not rated; may include previously rated entities or entities that have never been rated by A.M. Best.

Best's Long-Term Issue Credit Rating (IR) Scale:

Rating Categories	Rating Symbols	Rating Notches*	Category Definitions
Exceptional	aaa	-	Assigned to issues where, in our opinion, there is an exceptional ability to meet the terms of the obligation.
Superior	aa	aa+ / aa-	Assigned to issues where, in our opinion, there is a superior ability to meet the terms of the obligation.
Excellent	a	a+ / a-	Assigned to issues where, in our opinion, there is an excellent ability to meet the terms of the obligation.
Good	bbb	bbb+ / bbb-	Assigned to issues where, in our opinion, there is a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions.
Fair	bb	bb+ / bb-	Assigned to issues where, in our opinion, fair credit characteristics exist, generally due to a moderate margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a vulnerability to economic changes or other conditions.
Marginal	b	b+ / b-	Assigned to issues where, in our opinion, marginal credit characteristics exist, generally due to a modest margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an enhanced vulnerability to economic changes or other conditions.
Weak	ccc	ccc+ / ccc-	Assigned to issues where, in our opinion, weak credit characteristics exist, generally due to a minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Very Weak	cc	-	Assigned to issues where, in our opinion, very weak credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by a limited ability to withstand adverse changes in economic or other conditions.
Poor	c	-	Assigned to issues where, in our opinion, poor credit characteristics exist, generally due to an extremely minimal margin of principal and interest payment protection or other issue-specific concerns that may be exacerbated by an extremely limited ability to withstand adverse changes in economic or other conditions.



Best's Long-Term Issue Credit Rating Categories from "aa" to "ccc" include Rating Notches to reflect a gradation within the category to indicate whether credit quality is near the top or bottom of a particular Rating Category. Rating Notches are expressed with a "+" (plus) or "-" (minus).

Best's Short-Term Issue Credit Rating (IR) Scale:

Rating Categories	Rating Symbols	Category Definitions
Strongest	AMB-1+	Assigned to issues where, in our opinion, the strongest ability to repay short-term debt obligations exists.
Outstanding	AMB-1	Assigned to issues where, in our opinion, an outstanding ability to repay short-term debt obligations exists.
Satisfactory	AMB-2	Assigned to issues where, in our opinion, a satisfactory ability to repay short-term debt obligations exists.
Adequate	AMB-3	Assigned to issues where, in our opinion, an adequate ability to repay short-term debt obligations exists; however, adverse economic conditions likely will reduce the capacity to meet financial commitments.
Questionable	AMB-4	Assigned to issues that, in our opinion, contain questionable credit characteristics and are vulnerable to adverse economic or other external changes, which could have a marked impact on the ability to meet financial commitments.

Long- and Short-Term Issue Credit Non-Rating Designations:

Designation Symbols	Designation Definitions
d	Status assigned to issues in default on payment of principal, interest or other terms and conditions, or when a bankruptcy petition or similar action has been filed and made public; or where the issuing entity has been designated as impaired (e/f [Issuer Credit] or E/F [Financial Strength] designations) or in default (d [Issuer Credit] designation).
s	Status assigned to rated issues to suspend the outstanding IR when sudden and significant events have occurred and rating implications cannot be evaluated due to a lack of timely or adequate information; or in cases where continued maintenance of the previously published rating opinion is in violation of evolving regulatory requirements.
nr	Status assigned to issues that are not rated; may include previously rated issues or issues that have never been rated by A.M. Best.

For additional information relating to credit rating definition symbols, numbers, or scores in the rating scales used by A.M. Best to denote credit rating categories and notches within those categories for the classes and subclass of credit ratings in the Transition/Default Matrices presented in Exhibit I, please refer to A.M. Best's *Guide to Best's Credit Ratings*, available at http://www3.ambest.com/ambv/ratingmethodology/OpenPDF.aspx?ri=1303.


A.M. BEST RATING SERVICES, INC.

The definitions of default and impairment changed as of January, 2019.

Definition of Default

AM Best maintains a general impairment database and historical rating records from which long-term impairment rate studies are performed annually aimed at estimating the relative default risk (i.e., impairment) of insurers that have had interactive Best's Financial Strength Ratings (FSR) and Best's Issuer Credit Ratings (ICR).

AM Best, along with credit markets in general, deems a non-insurer issuer default as having occurred when an issuer misses interest or principal payments on its obligations, restructures its debt in a way that is deleterious to investors, or files for bankruptcy.

For the purposes of presenting credit ratings performance measurement statistics consisting of credit rating transition and default rates "Form NRSRO: Exhibit 1Rating Performance Measurement Statistics"(Exhibit 1), AM Best classifies an entity as in default if the entity was assigned any of the following non-rating designation symbols: ("d"); ("e" or "E"); or ("f" or "F").

Definition of Impairment

Upon the public placement of a company, via public court order or other international equivalent, into conservation, rehabilitation and/or insolvent liquidation it is designated by AM Best as a Financially Impaired Company (FIC). Supervisory actions undertaken by Insurance Department regulators without court order are not considered impairments for purposes of compiling Exhibit 1 statistics unless clear direction is given by the regulator to delay or limit policy or contract payments.

There are a number of regulatory oversight actions that may be taken with respect to troubled insurers in which court orders are not sought, such as required company action plans, various forms and levels of supervision, and licensure actions. Companies may be subject to these insurance department orders and actions on multiple occasions, particularly in certain jurisdictions, and while these regulatory actions suggest concern and impose constraints, they are not necessarily indicative of an insurer's inability to meet its ongoing policy and contract obligations.

Additionally, companies that enter voluntary dissolution and are not under financial duress at that time are not counted as financially impaired.

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located at **www.ambest.com/nrsro/**.